SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

THOMSON REUTERS CORPORATION

  (Name of Issuer)

COMMON SHARES OF THOMSON REUTERS CORPORATION

 (Title of Class of Securities)

884903 10 5

 (CUSIP Number)

SARAH K. LERCHS, ESQ.
THE WOODBRIDGE COMPANY LIMITED
65 QUEEN STREET WEST, SUITE 2400
TORONTO, ONTARIO M5H 2M8
CANADA
(416) 364-8700

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 884903 10 5

1.	Names of Reporting Persons
THE WOODBRIDGE COMPANY LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions)
NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
ONTARIO

Number of	7.	Sole Voting Power
Shares		455,394,948 common shares of Thomson Reuters Corporation
Beneficially
Owned by	8.	Shared Voting Power
Each		0
Reporting
Person	9.	Sole Dispositive Power
With		455,394,948 common shares of Thomson Reuters Corporation

	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
455,394,948 common shares of Thomson Reuters Corporation

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
57.2% of common shares of Thomson Reuters Corporation

14.	Type of Reporting Person (See Instructions)
CO

Explanatory Note

The common shares of Thomson Reuters Corporation (the “Common Shares”) that are the subject matter of this Schedule 13D are beneficially owned by The Woodbridge Company Limited (“Woodbridge”).

As of January 30, 2015, Woodbridge is the beneficial owner of 455,394,948 Common Shares, representing approximately 57.2% of the outstanding Common Shares.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet.  Prior to his death in 2006, Kenneth R. Thomson controlled Thomson Reuters Corporation through Woodbridge.  He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited.  Under his estate arrangements, the 2003 TIL Settlement, a trust of which The Bank of Nova Scotia Trust Company (the “Trust Company”) is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares.  Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge.  The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet. Under the Kenneth R. Thomson estate arrangements, the directors and officers of Woodbridge are responsible for its business and operations.  In certain limited circumstances, including very substantial dispositions of Common Shares by Woodbridge, the estate arrangements provide for approval of the Trust Company, as trustee, to be obtained.

This Schedule 13D is being filed because an amended and restated Schedule 13G is being filed today in respect of Thomson Reuters Corporation by The Bank of Nova Scotia (the “Bank”) and the Bank’s subsidiary, the Trust Company.  There has been no material change in the Thomson family’s beneficial ownership of Common Shares.  This Schedule 13D amends and restates the Schedule 13D filed by Woodbridge on February 7, 2014.  The Common Shares that are the subject matter of this Schedule 13D are the same Common Shares that are the subject matter of the Schedule 13G filed today by the Bank and the Trust Company.

Item 1.	Security and Issuer

This Schedule 13D relates to Common Shares. The principal executive office of Thomson Reuters Corporation is located at 3 Times Square in New York, New York, 10036.

Item 2.	Identity and Background

This Schedule 13D is being filed by Woodbridge, 65 Queen Street West, Suite 2400 Toronto, Ontario, Canada M5H 2M8.

For further explanation of the background of the arrangements relating to Woodbridge’s ownership of Common Shares, see the “Explanatory Note” above.

The following table sets forth certain information as to the executive officers and directors of Woodbridge:

Name	Residence or Business Address	Present Principal Occupation or Employment	Citizenship

David K.R. Thomson	65 Queen Street West,	Director and Chairman of	Canadian
	Suite 2400, Toronto, ON	The Woodbridge
	M5H 2M8	Company Limited

Peter J. Thomson	65 Queen Street West,	Director and Chairman of	Canadian
	Suite 2400, Toronto, ON	The Woodbridge
	M5H 2M8	Company Limited

David W. Binet	65 Queen Street West, Suite 2400, Toronto, ON	Director and President and Chief Executive Officer of	Canadian
	M5H 2M8	The Woodbridge
Company Limited

To the knowledge of Woodbridge, neither Woodbridge, nor any executive officer or director of Woodbridge, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Further, to the knowledge of Woodbridge, neither Woodbridge, nor any executive officer or director of Woodbridge, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

See the “Explanatory Note” above.

Item 4.	Purpose of Transaction

See the “Explanatory Note” above.

Woodbridge plans to continue to hold substantially all of its Common Shares for the long term and accordingly to maintain its controlling interest in Thomson Reuters Corporation. From time to time, Woodbridge disposes of Common Shares in amounts that are not material for liquidity and other reasons.

Other than as described above, Woodbridge has no current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of Thomson Reuters Corporation, or the disposition of securities of Thomson Reuters Corporation;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Thomson Reuters Corporation;

(c)	a sale or transfer of a material amount of assets of Thomson Reuters Corporation;

(d)	any change in the present board of directors or management of Thomson Reuters Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Thomson Reuters Corporation;

(f)	any other material change in Thomson Reuters Corporation’s business or corporate structure;

(g)	changes in the charter, bylaws or instruments corresponding thereto of Thomson Reuters Corporation or other actions which may impede the acquisition of control of Thomson Reuters Corporation by any person;

(h)	causing a class of securities of Thomson Reuters Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Thomson Reuters Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	The ownership percentages set forth herein are based on the 796,016,214 Common Shares outstanding as of January 30, 2015. Woodbridge is the beneficial owner of 455,394,948 Common Shares, representing approximately 57.2% of the outstanding Common Shares as of that date.

(c)	Woodbridge has not effected any transactions in Common Shares during the past 60 days except as set forth below.

Date	Nature of Transaction	Amount of Shares	Approximate Price Per Share (exclusive of commissions)

December 15, 2014	Acquisition pursuant to a purchase/ownership plan	+178,215	43.30

None of the executive officers or directors of Woodbridge has effected any transactions in Common Shares during the past 60 days.

(d)	Except as indicated in the “Explanatory Note” above, no person is known to Woodbridge to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Shares as of that date.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 13, 2015

THE WOODBRIDGE COMPANY LIMITED

By:	/s/ Sarah. K. Lerchs
Name: Sarah K. Lerchs
Title: Vice-President and General Counsel